Exhibit 12.1

Residential Capital Corporation
Exhibit 12.1 — Computation of the Ratio of Earnings to Fixed Charges

The following table sets forth our ratio of earnings to fixed charges on a historical basis for the periods indicated and on a pro forma basis for the three months ended March 31, 2005 and the year ended December 31, 2004. The pro forma ratio of earnings to fixed charges assumes the transfer of our subsidiaries to us, the recapitalization transactions, the offering of the old notes and the contemplated use of the proceeds from the offering had occurred as of January 1, 2005 (with respect to the information for the three months ended March 31, 2005) and January 1, 2004 (with respect to the information for 2004). For purposes of computing the ratio of earnings to fixed charges, earnings represent income before taxes and fixed charges. Fixed charges consist of interest expense and one-third of rental expense, which we believe to be representative of the interest portion of rent expense.

	Three Months
	Ended March 31,		Year Ended December 31,

	Pro Forma		Pro Forma
(Dollars in thousands)	2005	2005	2004	2004	2003	2002	2001	2000

Net income	$299,684	$321,794	$873,566	$968,212	$856,815	$308,575	$159,579	$211,852
Income tax expense	193,502	207,055	584,132	642,140	509,121	199,429	188,888	141,174
Interest expense	801,573	765,910	2,557,636	2,404,982	1,402,709	800,895	794,357	746,495
Interest portion of rental expense	8,619	8,619	30,631	30,631	29,814	27,288	27,601	26,016

Earnings available to cover fixed charges	$1,303,378	$1,303,378	$4,045,965	$4,045,965	$2,798,459	$1,336,187	$1,170,425	$1,125,537

Fixed Charges:
Interest expense	$801,573	$765,910	$2,557,636	$2,404,982	$1,402,709	$800,895	$794,357	$746,495
Interest portion of rental expense	8,619	8,619	30,631	30,631	29,814	27,288	27,601	26,016

Total fixed charges	$810,192	$774,529	$2,588,267	$2,435,613	$1,432,523	$828,183	$821,958	$772,511

Ratio of earnings to fixed charges	1.61	1.68	1.56	1.66	1.95	1.61	1.42	1.46